SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Capital increase of up to 10,223,133 new shares approved

Aachen, Germany, October 23, 2013 - The Executive Board of AIXTRON SE (ISIN DE000A0WMPJ6), a leading provider of deposition equipment to the semiconductor industry, today has, with the consent of the Supervisory Board, agreed to increase the Company's share capital by partially utilizing its authorized capital of up to EUR 10,223,133 by issuing up to 10,223,133 new no-par value registered shares, corresponding to approximately 10% of the current share capital, for cash. Shareholders' subscription rights will be excluded.

The new shares will be admitted for trading without a prospectus in the regulated market of the Frankfurt Stock Exchange with a simultaneous listing in the Prime Standard segment of the Frankfurt Stock Exchange, which requires additional disclosure obligations. They will have full dividend entitlement as of January 1, 2013.

The new shares will be offered to qualified investors in Germany and internationally via an accelerated book building process.

The proceeds from the issue will be used to further strengthen the Company's technological leadership by investing in additional growth areas for the Company, including projects related to technologies for the manufacturing of Power Electronics, Organic LEDs (OLEDs) and Silicon Semiconductor applications. Additionally, the Capital Increase will strengthen the financial flexibility of AIXTRON by reinforcing its balance sheet and cash position.'

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

This publication constitutes neither an offer to sell nor a solicitation of an offer to buy securities. In particular, this document constitutes neither an offer to sell nor a solicitation of an offer to purchase securities in the United States. The shares in AIXTRON SE (the 'Shares') may not be offered or sold in the United States or to or for the account or benefit of 'U. S. persons' (as such term is defined in Regulation S under the U. S. Securities Act of 1933, as amended (the 'Securities Act')) absent registration or an exemption from registration under the Securities Act. The Shares have not been and will not be registered under the Securities Act or under the securities laws of any state of the United States. There will be no public offering of Shares in the United States.

This communication does not constitute an offer of securities to the public in the United Kingdom. No prospectus has been or will be approved in the United Kingdom in respect of the securities. This communication is being distributed to and is directed only at (i) persons who are outside the United Kingdom or (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the 'Order') and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as 'Relevant Persons'). Any investment activity to which this communication relates will only be available to and will only be engaged with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	October 23, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO